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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(a) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                                  ON BEHALF OF

                TANGSHAN SITHE THERMAL POWER COMPANY LIMITED AND
              TANGSHAN YANSHAN SITHE THERMAL POWER COMPANY LIMITED





           The Commission is requested to address communications to:

Jim Spencer                                                                  Jared W. Johnson, Esq.
Tangshan Sithe Thermal Power Company Limited                                 Latham & Watkins
Tangshan Yanshan Sithe Thermal Power Company Limited                         1001 Pennsylvania Ave., N.W.
c/o Sithe China Holdings Limited                                             Suite 1300
Asia Hotel Beijing, Office Complex, Suite 308                                Washington, D.C.  20004
8 Xinzhong Xijie, Gongti Bei Lu
Beijing 100027, China


                                 March 12, 1998
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                 Tangshan Sithe Thermal Power Company Limited and Tangshan
Yanshan Sithe Thermal Power Company Limited are jointly filing with the Securities and Exchange Commission ("Commission") this notice claiming exemption as "foreign utility companies" within the meaning of Section 33 of the Public Utility Holding Company Act ("PUHCA").

ITEM 1

                 The name of the entities claiming foreign utility company status under Section 33(a) of PUHCA are: (1) Tangshan Sithe Thermal Power Company Limited ("TSTPC"), and (2) Tangshan Yanshan Sithe Thermal Power Company Limited ("TYSTPC") (together, "Tangshan Sithe"). The business address of Tangshan Sithe is: Xidian Road, Tangshan Yi Zhong South, Tangshan, Hebei Province, China, 063000. TSTPC and TYSTPC are both equity joint ventures duly organized and existing under the laws and regulations of the People's Republic of China. TSTPC and TYSTPC each own 50% interests in a power plant located at Tangshan, Hebei Province, China ("the Facility").

                 The Facility consists of two 50 MW, coal-fired cogeneration units and associated interconnection facilities. Upon commencement of commercial operations, Tangshan Sithe will be making sales from the Facility at wholesale to the North China Power Group. Tangshan Sithe derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas within the United States. Tangshan Sithe is not a public-utility company operating in the United States, and Tangshan Sithe has no subsidiary companies. See 15 U.S.C. Section 79z-5b(a)(3).
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                 There are three entities that hold more than 5% of any class of voting securities in Tangshan Sithe. (The shareholders, and their respective ownership percentanges, are the same for both TSTPC and TYSTPC). Those entities, and their respective equity interests in Tangshan Sithe, are:

         1. Tangshan West Suburb Heating and Power Plant Share Company Limited, a company organized in China and associated with the Tangshan Municipal People's Government (20%);

         2. Tangshan Municipal Energy Investment Company, also a company organized in China and associated with the Tangshan Municipal People's Government (20%); and

         3. Sithe China Holdings Limited, a corporation organized in the British Virgin Islands (60%).


                 None of the above entities are affiliated or associated with any domestic public-utility company, as defined in Section 2(a) of PUHCA.(1)

ITEM 2

                 Tangshan Sithe is not an associate company, as defined in
Section 2(a) of PUHCA, of any domestic public-utility company.





---------------------

(1) Sithe China Holdings Limited is an indirect subsidiary of Sithe Energies, Inc. ( Sithe ), which is a developer of non-utility generation facilities in the United States and internationally. However, no associate company or affiliate company of Sithe is a domestic utility company, as defined under PUHCA.



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                                   EXHIBIT A

                 The requirement for State commission certification set forth in Section 33(a)(2) of PUHCA is not applicable to this notification, because Tangshan Sithe is not an associate company, or an affiliate company, of any domestic public-utility company.

                                   SIGNATURE

                 The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

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
                                           Tangshan Sithe Thermal Power Company Limited



                                           By:     /s/ Jim Spencer
                                                   ---------------
                                                   Jim Spencer, Chairman



                                           Tangshan Yanshan Sithe Thermal Power Company Limited



                                           By:     /s/ Jim Spencer
                                                   ---------------
                                                   Jim Spencer, Chairman

Dated:  March 12, 1998
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